UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:	Integrated Wellness Acquisition Corp
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	59 N. Main Street, Suite 1
City, State and Zip Code:	Florida, New York, 10921

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarterly ended June 30, 2024 within the prescribed time period without unreasonable effort or expense because additional time is needed to finalize the financial statements for the quarter ended June 30, 2024. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended. Management has determined that as of June 30, 2024, material weaknesses exists related to the fact that the Registrant has not yet designed and maintained effective controls related to (i) the financial statement close process and (ii) the accounting for complex transactions.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Suren Ajjarapu	845	651-5039
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2024, we had a net loss of approximately $0.08 million. Net loss is comprised primarily of formation and operating costs of approximately $0.03 million, accounting and legal expenses of $0.5 million, listing fees of approximately $0.02 million, insurance expense of approximately $0.02 million, and administrative expenses of approximately $0.03 million, offset by interest earned on cash held in the trust account of approximately $ 0.52 million.

For the six months ended June 30, 2024, we had a net loss of approximately $0.12 million. Net loss is comprised primarily of formation and operating costs of approximately $0.07 million, accounting and legal expenses of $0.68 million, listing fees of approximately $0.04 million, insurance expense of approximately $0.04 million, advertising and marketing expenses of approximately $0.02 and administrative expenses of approximately $0.30 million, offset by interest earned on cash held in the trust account of approximately $ 1.0 million.

For the three months ended June 30, 2023, we had net income of $513,062. Net income is comprised primarily of earnings on marketable securities held in the trust account of $1,398,168, offset by unrealized loss on marketable securities held in the trust account of $116,146, formation and operating costs of $125,755, accounting and legal expenses of $438,096, listing fees of $21,250, insurance expense of $115,995, advertising and marketing expenses of $17,751, and administrative expenses of $113.

For the six months ended June 30, 2023, we had net income of $686,297. Net income is comprised primarily of earnings on marketable securities held in the trust account of $2,204,722 and unrealized gain on marketable securities held in the trust account of $293,063, offset by formation and operating costs of $244,149, accounting and legal expenses of $1,137,549, listing fees of $42,500, insurance expense of $231,990, advertising and marketing expenses of $154,989, and administrative expenses of $311.

The amounts reported above are still under review by the Registrant’s accounting staff and may differ once reported in the Form 10-Q to be filed by the Registrant.

Integrated Wellness Acquisition Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024	By:	/s/ Suren Ajjarapu
Suren Ajjarapu
Chief Executive Officer